Filed By TTM Technologies, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: TTM Technologies, Inc.
Commission File No. 000-31285
[TTM TECHNOLOGIES, INC. CUSTOMER ANNOUNCEMENT LETTER — NOVEMBER 16, 2009]
November 16, 2009
Dear Valued Customers
Subject: Business Combination between TTM Technologies, Inc. and Meadville Group PCB
I am pleased to inform you that TTM has announced a definitive agreement that will result in the business combination of TTM Technologies, Inc. and the printed circuit board business of Meadville Holdings Limited. This transaction will fulfill a long-stated TTM M&A objective to develop a complementary offering of high volume, low-cost commercial printed circuit board manufacturing capabilities.
Meadville is headquartered in Hong Kong and operates seven facilities in mainland China and one in Hong Kong. It is one of the leading PCB manufacturers in China, posting 2008 revenue of US $669 million. The company focuses on the production of higher technology commercial PCBs, flexible and rigid-flex circuits and chip carrier substrates. You can learn more about Meadville by accessing its website at www.meadvillegroup.com.
The combination of TTM and Meadville will be a transformational event, creating one of the world’s leading PCB products and backplane assembly companies with state of the art production capabilities in both the North America and Asia/Pacific regions. The resulting integrated sales force and manufacturing operations will provide our commercial customers with a true global one-stop solution, capable of cost effectively supporting a broad range of PCB and backplane product technologies throughout the entire product life cycle. Furthermore, by strengthening our ability to compete and grow in commercial markets, this transaction will reinforce TTM’s ability to invest in its technology leadership positions and to continue to grow as the leading supplier of custom aerospace & defense PCB products in North America.
This is very exciting news for TTM, Meadville and our respective customers. The transaction is subject to various regulatory and government approvals, and the approval of both companies’ shareholders. As such, it is currently anticipated that the deal will close during the first quarter of 2010. Until closure, both companies must continue to operate independently. I want to assure you that during this transition period, our customers can count on TTM to remain fully focused on successfully executing to fulfill your product development, production and delivery requirements. In addition, we will endeavor to keep you apprised of progress as we work to close this transaction.
In closing, I want to advise you that TTM and Meadville are conducting a conference call and presentation on November 16, 2009 at 5:00 am PST / 8:00 am EST to provide greater detail about this deal. If you cannot join the call you will be able to access a recorded version for the next seven days. A link will be available on our website at www.ttmtech.com.
Sincerely,

Douglas L. Soder
Executive Vice President

Forward-Looking Statements
This communication contains forward-looking statements that relate to future events or performance. These statements reflect the company’s current expectations, and the company does not undertake to update or revise these forward-looking statements, even if experience or future changes make it clear that any projected results expressed or implied in this or other company statements will not be realized. Furthermore, readers are cautioned that these statements involve risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the forward-looking statements. These risks and uncertainties include, but are not limited to, risks associated with obtaining regulatory approvals in the U.S. and China, the company’s dependence upon the electronics industry, the risks associated with integrating acquisitions, the company’s dependence upon a small number of customers, general economic conditions and specific conditions in the markets the company addresses, the unpredictability of and potential fluctuation in future revenues and operating results, increased competition from low-cost foreign manufacturers, and other “Risk Factors” set forth from time to time in SEC filings made by the company.
Important Information Relating to the Proposed Transaction
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities of Meadville Holdings Limited (“Meadville”) or TTM or a solicitation of any vote or approval. In connection with the proposed transactions described in this document, TTM will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov, and Meadville will publish certain relevant materials on the websites of the Securities and Futures Commission at www.sfc.hk and The Stock Exchange of Hong Kong at www.hkex.com.hk. TTM will file a Registration Statement on Form S-4 with the SEC that includes a proxy statement for the shareholders of TTM and a U.S. prospectus for Meadville and the shareholders of Meadville. TTM will mail the proxy statement/U.S. prospectus to its shareholders, and the U.S. prospectus to shareholders of Meadville or Meadville will include the U.S. prospectus in the circular to its shareholders. Before making any voting or investment decision, TTM’s and Meadville’s shareholders and investors are urged to read the circular and proxy statement/U.S. prospectus regarding such transactions when they become available because they will contain important information. The proxy statement/U.S. prospectus and other documents that will be filed by TTM with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to TTM, 2630 S. Harbor Blvd., Santa Ana, CA 92704, Attention: Investor Relations.
Participants in Solicitation
TTM, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions described in this document. Information about the directors and executive officers of TTM is set out in TTM’s definitive proxy statement, which was filed with the SEC on March 26, 2009. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/U.S. prospectus which TTM will file with the SEC when it becomes available.